Exhibit 4.1(c)

SUPPLEMENTAL INDENTURE

     SUPPLEMENTAL INDENTURE (this “supplemental indenture”), dated as of February 22, 2005, between WTP Acquisition Corp., a Delaware corporation (the “Guarantor”), a direct subsidiary of Dollar Financial Group, Inc. (or its successor), a New York corporation (the “Company”), and U.S. Bank National Association, as trustee under the indenture referred to below (the “Trustee”).

WITNESSETH

     WHEREAS, the Company and the Guarantors (as defined in the Indenture) have heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of November 13, 2003, providing for the issuance of 9.75% Senior Notes due 2011 (the “Notes”).

     WHEREAS, Section 5.16 of the Indenture provides that under certain circumstances the Company is required to cause the Guarantor to execute and deliver to the Trustee a supplemental indenture pursuant to which the Guarantor shall unconditionally guarantee all of the Company’s obligations under the Notes, the Indenture and the Security Documents pursuant to a Guarantee of the Notes on the terms and conditions set forth herein;

     WHEREAS, Section 10.01(d) of the Indenture permits a Guarantor to supplement the Indenture to provide additional benefits to Holders of the Notes without the consent of any Holders; and

     NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Guarantor and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

     1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indentures.

     2. AGREEMENT TO GUARANTEE. The Guarantor hereby agrees, jointly and severally with all other Guarantors, to guarantee the Company’s obligations under the Notes, the Indenture and the Security Documents on the terms and subject to the conditions set forth in Article Eleven of the Indenture and to be bound by all other applicable provisions of the Indenture.

     3. NO RECOURSE AGAINST OTHERS. No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or any Guarantor under the Notes, the Guarantees of the Notes, the Indenture, the Registration Rights Agreement, the Pledge Agreements or the Intercreditor Agreement or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

     4, EFFECTIVENESS. This supplemental indenture shall be effective upon execution by the parties hereto.

     5. RECITALS. The recitals contained herein shall be taken as the statements of the Company and the Guarantors and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity of this supplemental indenture.

     6. NEW YORK LAW TO GOVERN. THE INTERNAL LAWS OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE.

     7. COUNTERPARTS. The parties may sign any number of copies of this supplemental indenture (including by telecopier transmission). Each signed copy shall be an original, but all of them together represent the same agreement.

     8. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

WTP Acquisition Corp., a Delaware corporation

By:	/s/ Donald Gayhardt

Donald Gayhardt, President